Via EDGAR

September 8, 2011

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Pacific Continental Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 0-30106

Dear Mr. Clampitt:

The following response has been prepared by Pacific Continental (the “Company”) to your August 31, 2011 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2010. For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Primary Market Area, page 4

1.	In future filings, please revise your disclosure to discuss any significant, adverse market area trends, for example, demographic trends or changes in property values in recent years. In this connection, we note the marked differences among the three major cities in which you operate with respect to declines in outstanding loans, as shown in the chart on page 44.

Response:

We confirm that in future filings, we will include in our disclosure any significant, adverse market area trends, including but not limited to any significant demographic trends or changes in property values in recent years.

Mr. Michael Clampitt

Senior Counsel

September 8, 2011

Directors, Executive Officers, and Corporate Governance, page 89

Nominees for Director, page 4 of definitive proxy statement on Schedule 14A

2.	In future filings, please revise throughout this section to include, for example, additional dates to indicate how long the nominees for directors have been in their current occupations, or otherwise clarify, if true, that all nominees have held their current occupations for at least five years. Refer to Item 401(e)(1).

Response:

In future filings, we confirm that we will revise this section to include additional dates to indicate how long the nominees for directors have been in their current occupations, or otherwise clarify, if true, that all nominees have held their current occupations for at least five years, and otherwise comply with Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 90

Transactions with Management, page 34 of definitive proxy statement on Schedule 14A

3.	It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to” the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

Response:

In future filings, we will clearly indicate whether there are any outstanding loans to related persons above the threshold amount. If so, we will include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to” the lender; and otherwise, if all three of such representations are not accurate, we will fully disclose the loans in accordance with Item 404 of Regulation S-K.

Mr. Michael Clampitt

Senior Counsel

September 8, 2011

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to contact the undersigned at (541) 984-2337, or our outside counsel, Casey Nault of Graham & Dunn, at (206) 903-4808.

Very truly yours,

Pacific Continental Corporation

/s/ Michael Reynolds

Michael Reynolds
Executive Vice President and Chief Financial Officer

cc:	Hal M. Brown, Chief Executive Officer
Gregory Dundas (Securities and Exchange Commission)
Gabe Nachand (Moss Adams LLP)
Casey Nault (Graham & Dunn PC)